GOLD

BAJA MINING

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9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on April 3, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it was received by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 AM (Vancouver Time) on March 30, 2012

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is **NO CHARGE** for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by **Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this

Appointment of Proxyholder

I/We being holder(s) of Baja Mining Corp. hereby appoint(s): John Greenslade, or failing him, Giles Baynham,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting (the "Meeting") of shareholders of Baja Mining Corp. ("Baja") to be held at Oceanview Suite 4, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on April 3, 2012 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

Resolution		
	For	**Against**
1. Director Removal Resolution A resolution that each of directors Giles Baynham and Gerald Prosalendis be removed from Baja's board of directors.	☐	☐
	For	**Against**
2. Board Expansion Resolution If the Director Removal Resolution is NOT passed, a resolution to set the number of directors of the Company at nine.		
	For	**Withhold**
3. Lehner Appointment Resolution If either the Director Removal Resolution or the Board Expansion Resolution is passed, a resolution electing Mount Kellett nominee Stephen Lehner to the Board.	☐	☐
	For	**Withhold**
4. Waisberg Appointment Resolution If either the Director Removal Resolution or the Board Expansion Resolution is passed, a resolution electing Mount Kellett nominee Lorie Waisberg to the Board.	☐	☐
	For	Against
5. Option Plan Amendment Resolution A resolution to amend Baja's stock option plan, as further detailed in the accompanying management information circular.	☐	☐

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Baja has a Majority Voting Policy. Pursuant to this policy, in uncontested elections of directors at duly called meetings of shareholders, any director nominee who receives a greater number of "Withhold" votes than "For" votes will be considered by Baja's Board not to have received the support of shareholders, even though duly elected as a matter of corporate law. Any such nominee will be expected to immediately tender his or her resignation to the Chair of the Board. The Chair of the Board will refer the resignation to Baja's Nominating Committee for consideration and, except in special or extenuating circumstances, will be expected to recommend that the Board accept the resignation. The Board may fill a vacancy in accordance with Baja's Articles of Incorporation and applicable law. The proposed election of directors at the Meeting is an uncontested election of directors to which the Majority Voting Policy applies.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

041438 AR0 FGDQ

00V7IB